May 9, 2024

Kimberly A. Browning

Thankam Varghese
Michael Spratt
Kenneth Ellington

Office of Finance

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kayne Anderson BDC, Inc. Amendment No. 1 to Registration Statement on Form N-2 CIK No. 0001747172

File No. 333-278414

Dear Kimberly A. Browning, Thankam Varghese, Michael Spratt and Kenneth Ellington:

On behalf of Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments given on April 29, 2024 by Kenneth Ellington and May 1, 2024 by Kimberly A. Browning, regarding the above-referenced Amendment No. 1 to the Registration Statement on Form N-2 submitted to the Commission on April 24, 2024.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in italics, and have followed such comment with the Company’s response. We have restated the substance of those comments to the best of our understanding. Concurrently with the transmission of this letter, we are filing the Company’s second amendment to the Registration Statement on Form N-2 with the Commission through EDGAR (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information. For your convenience, we will send to you a marked copy of Amendment No. 2 showing changes made.

As discussed with the Staff, we have additionally included as Annex A to this letter excerpts from the Registration Statement showing the Company’s proposed disclosure to reflect offering and pricing specific disclosure for the Staff’s review concurrent with the filing of Amendment No. 2.

Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 2. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 2. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in Amendment No. 2.

Registration Statement on Form N-2 submitted on April 24, 2024

Accounting Comments

1.	Please confirm supplementally to the Staff that the Fees and Expenses table and expense example reflect the impact of the termination of the Subscription Credit Agreement.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the Fees and Expenses table and expense example reflect the impact of the termination of the Subscription Credit Agreement.

May 9, 2024

General Comments

2.	With respect to prior comment 3, please confirm supplementally to the Staff that the reference to “per-share for the issuance of shares in this offering” in the second sentence of the last paragraph is intended to mean “per-share price”.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the Company intends to follow a similar methodology in determining the per-share price for the issuance of shares in this offering.

3.	With respect to prior comment 7, please clarify the statement in your response that states “no subscription obligations on the part of existing stockholders.”

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the response should read “no subscription obligations on the part of existing stockholders remain”.

4.	With respect to prior comment 19, please confirm to the Staff whether the Company uses derivatives as part of the calculation of the capital gain incentive fee.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that for purposes of computing the capital gain incentive fee, the Company does use derivative instruments in the calculation of the capital gain incentive fee (to the extent that the Company uses derivatives, which are not a principal investment strategy). As of the date hereof, however, the Company has not entered into any derivative arrangements since its inception.

5.	With respect to prior comment 27, please include disclosure regarding the investment advisor of the Company as required by Item 9.1(b) of Form N-2 under the heading “Portfolio Managers.”

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it has revised the disclosure on page 118 of Amendment No. 2 to include the information required by Item 9.1(b) of Form N-2 under the heading “Portfolio Managers.”

6.	In the risk factor under “Risks Relating to Our Business and Structure —We have a limited operating history and our Advisor has limited experience advising BDCs and may not replicate the historical results achieved by other entities managed by members of the Advisor’s investment committee, the Advisor or its affiliates,” and under the heading “Summary of Principal Risk Factors,” please clarify what is intended by the statement that the Advisor has “limited” experience advising BDCs.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it has revised the disclosure in the risk factor on page 118 and the cross-references on pages 12 and 118 of Amendment No. 2 to clarify that the Advisor and its affiliates have limited experience advising BDCs as the Advisor and its affiliates only serve as an investment advisor to the Company and another BDC.

7.	Please revise the power of attorney filed as an exhibit to the Registration Statement as required by Rule 483(b) of the Securities Act.

Response: The Company acknowledges the Staff’s comment and has revised the power of attorney to include SEC File Number and date of filing of the Registration Statement.

*         *         *         *

May 9, 2024

If you have any questions regarding this submission, please contact Will Burns at (713) 860-7352.

Thank you for your time and attention.

Sincerely,

/s/ Will Burns

Will Burns
of PAUL HASTINGS LLP

May 9, 2024

Annex A

As filed with the Securities and Exchange Commission on May ~~9~~[13], 2024

Securities Act Registration No. 333-278414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
REGISTRATION STATEMENT

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒ PRE-EFFECTIVE AMENDMENT NO. ~~2~~3
☐ POST-EFFECTIVE AMENDMENT NO.
and/or
☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☐ AMENDMENT NO.

Kayne Anderson BDC, Inc.

Registrant Exact Name as Specified in Charter

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717 Texas Avenue, Suite 2200
Houston, Texas 77002
Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(713) 493-2020
Registrant's Telephone Number, including Area Code

Matt Barbabella
2121 Avenue of the Stars, 9th Floor
Los Angeles, California 90067
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

---

Copies of Communications to:

David A. Hearth	**R. William Burns**	**Paul D. Tropp, Esq.**
Paul Hastings LLP	**Paul Hastings LLP**	**Ropes & Gray LLP**
101 California Street, 48th Floor	**600 Travis Street, 58th Floor**	**1211 Avenue of the Americas**
San Francisco, California 94111	**Houston, Texas 77002**	**New York, NY 10036**
(415) 856-7000	**(713) 860-7300**	**(212) 596-9000**

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐ Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

May 9, 2024

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY 9[13], 2024

PRELIMINARY PROSPECTUS

KAYNE ANDERSON

Kayne Anderson BDC, Inc.

6,000,000 Shares of Common Stock

We are a business development company ("BDC") that invests primarily in first lien senior secured loans with a secondary focus on unitranche and split-lien loans to private middle market companies. We are managed by our investment adviser, KA Credit Advisors, LLC (the "Advisor"), an indirect controlled subsidiary of Kayne Anderson Capital Advisors, L.P. ("Kayne Anderson"), a prominent alternative investment management firm. Our investment objective is to generate current income and, to a lesser extent, capital appreciation. See "*Prospectus Summary — Kayne Anderson, Kayne Anderson Private Credit and The Advisor*" for a discussion of the Advisor's and Kayne Anderson's roles in achieving our investment objective.

Under normal market conditions, we expect at least 90% of our portfolio (including investments purchased with proceeds from borrowings under credit facilities and issuances of senior unsecured notes) to be invested in first lien senior secured, unitranche and split-lien loans. Our investment decisions are made on a case-by-case basis. We expect that a majority of these debt investments will be made in "core middle market companies" (as defined in "*Prospectus Summary — Investment Objective, Principal Strategy and Investment Structures*") and will have stated maturities of three to six years. We expect that the loans in which we principally invest will be to companies that are located in the United States. We determine the location of a company as being in the United States by (i) such company being organized under the laws of one of the states in the United States; or (ii) during its most recent fiscal year, such company derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the United States or has at least 50% of its assets in the United States.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act of 1940, as amended ("1940 Act").

We have elected to be treated, and intend to qualify annually, as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), and will be subject to reduced public company reporting requirements.

May 9, 2024

This is our initial public offering of shares of our common stock and all of the shares of common stock offered by this prospectus are being sold by us.

Our Board of Directors has approved an open market share repurchase plan, (the "Company 10b5-1 Plan"), to acquire up to $100 million in the aggregate of our Common Stock within one year of the closing of this offering. The purchase of shares of Common Stock pursuant to the Company 10b5-1 Plan is intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. See "*The Company — Share Repurchase Plan.*"

Our common stock has no history of public trading. We currently expect that the initial public offering price per share will be $16.63 per share. We intend to apply to list our common stock on The New York Stock Exchange under the symbol "KBDC" on or promptly after the date of this prospectus.

If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net asset value per share of common stock immediately after the completion of this offering. Assuming an initial public offering price of $16.63 per share, purchasers in this offering will experience dilution of approximately $0.10 per share. See "*Dilution*" for more information.

Investing in shares of our common stock involves a high degree of risk, including credit risk and the risk of the use of leverage in the form of borrowings under credit facilities and issuances of senior unsecured notes, and is highly speculative. We also intend to further borrow under credit facilities and/or issue senior unsecured notes in the future in order to finance our investments. See "*Risk Factors — Risks Relating to Our Business and Structure — We finance our investments with borrowings under credit facilities and issuances of senior unsecured notes, which will*

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***magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.*" In addition, shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset values. If shares of our common stock trade at a discount to our net asset value, purchasers in this offering will face increased risk of loss. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in shares of our common stock, including the risk of leverage, in "Risk Factors" beginning on page 27 of this prospectus.**

We invest in debt that is typically not rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade, which are sometimes referred to as "high yield bonds" or "junk bonds." See "*Risk Factors — Risks Relating to Our Investments — We invest in highly leveraged companies, which could cause us to lose all or a part of our investment in those companies.*" In addition, we have a maturity policy between three to six years for our debt investments. See "*Risk Factors — Risks Relating to Our Investments — Our prospective portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity.*"

This prospectus contains important information about the Company that you should know before investing in shares of our common stock. Please read this prospectus before deciding whether to invest in our securities and retain it for future reference. We also file annual, quarterly, and current reports, proxy statements and other information about us with the United States Securities and Exchange Commission (the "SEC"), and such filings will be available upon written or oral request and without charge. You may request a free copy of this information about us or make stockholder inquiries, by calling us at (713) 493-2020 or by contacting us at 717 Texas Avenue, Suite 2200, Houston Texas, 77002. Such information about the Company also will be available for free on our website at *www.kaynebdc.com*. Information on our website is not incorporated into or a part of this prospectus, and you should not consider that information to be part of this prospectus. The SEC maintains a website (*http://www.sec.gov*) that contains material incorporated by reference and other information regarding the Company.

May 9, 2024

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Sales load (underwriting discounts and commissions)(1)	Proceeds to us(2)
Per Share	$	$	$
Total	$	$	$

(1) Because the sales load is an expense of the Company, our common stockholders will bear indirectly the sales load of this offering, which as a result will immediately reduce the net asset value of each common share purchased in this offering. See "*Underwriters*" for a more complete description of underwriting compensation.

(2) We estimate that we will incur offering expenses of approximately $1.3 million, or approximately $0.22 per share for the number of shares in this offering, in connection with this offering. Our common stockholders will bear indirectly the offering expenses of this offering, which as a result will immediately reduce the net asset value of each common share purchased in this offering. For more information about such offering expenses, please see "Item 27. Other Expenses of Issuance and Distribution."

We have granted the underwriters an overallotment option to purchase up to an additional 900,000 shares of our common stock, at the public offering price, less the sales load payable by us, within 30 days from the date of this prospectus. If the underwriters exercise their overallotment option in full, the total sales load will be $6.9 million and total proceeds to us, before expenses, will be $107.9 million.

The underwriters expect to deliver the common stock to purchasers on or about , 2024.

Joint Lead Book Running Managers

Morgan Stanley **BofA Securities** **Wells Fargo Securities** **RBC Capital Markets**

Joint Book Running Managers

UBS Investment Bank **Keefe, Bruyette & Woods**
A Stifel Company

Co-Managers

SMBC Nikko **Regions Securities LLC** **Academy Securities** **Ramirez & Co., Inc.**

The date of this prospectus is , 2024.

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TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING SUMMARY	14
FEES AND EXPENSES	24
FINANCIAL HIGHLIGHTS	26
RISK FACTORS	27
POTENTIAL CONFLICTS OF INTEREST	58
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS	60
USE OF PROCEEDS	61
DISTRIBUTIONS	62

May 9, 2024

(Modified)
Officers & Employees(2)
Other Pre-IPO Investors
IPO Investors
5.4%(1)
86.1%(1)
8.5%(1)
Kayne Anderson BDC, Inc.
(Delaware Corporation)
100%
100%
Financing Entities(3)
Investing Entities(3)

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(1) Assuming the underwriters do not exercise their overallotment option to purchase additional shares of common stock.
(2) Includes Kayne Anderson, certain partners and employees of Kayne Anderson and certain directors and officers of the Company.
(3) From time to time we may form wholly-owned subsidiaries to facilitate our normal course of business investing activities.

Investment Advisory Agreement

On February 5, 2021, the Company entered into an investment advisory agreement (the "Investment Advisory Agreement") with its Advisor. Pursuant to the Investment Advisory Agreement, the Company pays its Advisor a fee for investment advisory and management services consisting of two components — a base management fee and an incentive fee. The Advisor may, from time-to-time, grant waivers on the Company's obligations, including waivers of the base management fee and/or incentive fee, pursuant to Section 3(c) of the Investment Advisory Agreement. Any base management fee or incentive fee so waived will not be subject to recoupment by the Advisor. The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, and may be terminated by either party without penalty upon 60 days' prior written notice to the other. The Company may terminate the Investment Advisory Agreement upon 60 days' prior written notice to the Advisor: (i) upon the vote of the holders of a majority of the Company's outstanding voting securities, as defined in the 1940 Act, or (ii) by the vote of the independent directors of the Board. On March 6, 2024, the Board approved a one-year renewal term of the Investment Advisory Agreement through March 15, 2025. The Investment Advisory Agreement will continue in effect from year to year after its current one-year term commencing on March 15, 2025 so long as its continuation is approved at least annually by our Board including a majority of Independent Directors or the vote of a majority of our outstanding voting securities.

5

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On March 6, 2024, the Company entered into an amended and restated investment advisory agreement with the Advisor (the "Amended Investment Advisory Agreement"), which is effective upon the closing of this offering. The Amended Investment Advisory Agreement is materially the same as the Investment Advisory Agreement except, following this offering, the base management fee will be calculated at an annual rate of 1.00% and the incentive fee on income will be subject to a twelve-quarter lookback quarterly hurdle rate of 1.50% as opposed to a single quarter measurement and will become subject to an Incentive Fee Cap (as defined below) based on the Company's Cumulative Pre-Incentive Fee Net Return (as defined below). The Amended Investment Advisory Agreement will not result in higher incentive fees (taking into account all fees payable during the calculation period) payable to the Advisor than the incentive fees that would have otherwise been payable to the Advisor under the Investment Advisory Agreement. See "*Management and Other Agreements — Investment Advisory Agreement*."

May 9, 2024

- There is no assurance that portfolio company management will be able to operate their companies in accordance with our expectations.
- Our investments in the Trading Companies & Distributors industry face considerable uncertainties including significant regulatory challenges.

Risks Relating to Our Common Stock

- Prior to this offering, there has been no public market for our shares of common stock, and we cannot assure you that a market for our shares of common stock will develop or that the market price of our shares of common stock will not decline following the offering. Our share of common stock price may be volatile and may fluctuate substantially.
- Sales of substantial amounts of our shares of common stock in the public market may have an adverse effect on the market price of our shares of common stock.
- Trading in our shares may be limited and our shares may trade below NAV.
- During extended periods of capital market disruption and instability, there is a risk that you may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.
- Our stockholders may experience dilution in their ownership percentage.

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THE OFFERING SUMMARY

Common Stock Offered by Us	6,000,000 shares (or 6,900,000 shares if the underwriters exercise their overallotment option to purchase additional shares of our common stock).
Common Stock to be Outstanding after this Offering	71,116,459 shares (or 72,016,459 shares if the underwriters exercise their overallotment option to purchase additional shares of our common stock).
Use of Proceeds	Our net proceeds from this offering will be approximately $92,493,200, or approximately $106,562,180 if the underwriters exercise their overallotment option to purchase additional shares of our common stock, based on an offering price of $16.63 per share. We intend to use the net proceeds from this offering to pay down some or all of our borrowings under credit facilities. See "*Use of Proceeds.*"
Indication of Interest	Certain officers, employees, business associates and related persons of Kayne Anderson, as well as certain institutional investors affiliated with Kayne Anderson, have expressed indications of interest to purchase up to an aggregate of $20.0 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, one or all of these potential investors may determine to purchase more, fewer or no shares in this offering. Accordingly, there can be no guarantee that such potential investors will purchase any shares in this offering and investors should not rely on such indications of interest as evidence that this offering is more likely to be successful. KA Associates, Inc., our affiliated

May 9, 2024

the repayment of borrowings under our credit facilities upon receipt of these proceeds, we expect our asset coverage ratio to be approximately 278% based on the value of our total assets as of March 31, 2024.
Share Repurchase Plan	Our Board has approved an open market share repurchase program (the "Company 10b5-1 Plan"), pursuant to which the Company may purchase up to $100 million in the aggregate of our outstanding shares of common stock in the open market within one year of the closing of this offering. The purchase of shares under the Company 10b5-1 Plan will be conducted in accordance with the guidelines and conditions of Rule 10b5-1 and Rule 10b-18 under the Exchange Act, and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. See "*The Company — Share Repurchase Plan,*" and "*Risk Factors — Risks Relating to Our Business and Structure — Purchases of shares of our common stock by us under our open market repurchase program, including the Company Rule 10b5-1 Plan, may result in the price of shares of our common stock being higher than the price that otherwise might exist in the open market and are subject to our ability to finance such repurchases.*"
Dividend reinvestment plan	We have adopted an "opt-out" dividend reinvestment plan ("DRIP") that provides for the reinvestment of dividends and other distributions on behalf of our stockholders unless a stockholder elects to receive cash. See *"Dividend Reinvestment Plan."*
Investment Advisory Fees	The Company pays its Advisor a fee for investment advisory and management services consisting of two components — a base management fee and an incentive fee. The cost of both the management fee and the incentive fee under the Amended Investment Advisory Agreement will ultimately be borne by common stockholders.

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Base Management Fee

Effective upon the closing of this offering, the base management fee pursuant to the Amended Investment Advisory Agreement will be calculated at an annual rate of 1.00% of the fair market value of the Company's investments. If this offering occurs on a date other than the first day of a calendar quarter, the base management fee will be calculated for such calendar quarter at a weighted rate based on the fee rates applicable before and after the closing of this offering based on the number of days in such calendar quarter before and after the closing of this offering. Pursuant to the Fee Waiver Agreement effective upon the closing of this offering, the Advisor has entered into an agreement for the contractual waiver of the base management fee at an annual rate of 0.25% for one year following the completion of this offering.

Prior to the closing of this offering, the base management fee is calculated at an annual rate of 0.90% of the fair market value of

May 9, 2024

reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. The SEC also maintains a website that contains such information. The reference to our website is an inactive textual reference only and the information contained on our website and in our reports filed with the SEC is not a part of this registration statement.

You may also obtain such information free of charge by contacting us in writing at 717 Texas Avenue, Suite 2200, Houston, Texas 77002, Attention: Kayne Anderson BDC, Inc., or by phone at (713) 493-2020.

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FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under "Annual Expenses" are based on estimated amounts for our current fiscal year and assume that we issue 6,000,000 shares of common stock in the offering, based on an offering price of $16.63 per share. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or "the Company" or that "we" will pay fees or expenses, you will indirectly bear these fees or expenses as an investor in the Company.

Stockholder Transaction Expenses:		
Sales Load (as a percentage of offering price)[1]		%6.00%
Offering expenses (as a percentage of offering price)[2]		%1.30%
Dividend Reinvestment Plan Fees[3]	$	15.00
Total Stockholder Transaction Expenses (as a percentage of offering price)		%7.30%
Annual Expenses (as a percentage of net assets attributable to common stock)[4]		
Management Fees[5]		2.00%
Incentive Fees[6]		1.91%
Interest Payments on Borrowed Funds[7]		8.81%
Other Expenses[8]		0.36%
Total Annual Expenses		13.08%
Management Fee Waiver[9]		) (0.50%
Total Net Annual Expenses		12.58%

(1) The sales load (underwriting discount and commission) with respect to the shares of common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.

(2) Amount reflects estimated offering expenses of approximately $1.3 million.

(3) Participants in the dividend reinvestment plan may withdraw at any time by giving notice to the DRIP administrator. There is no brokerage charge for reinvestment of dividends or distributions in common stock. However, all participants will pay a pro rata share of brokerage commissions incurred by the DRIP administrator when it makes open market purchases. If a DRIP participant elects to have the DRIP Administrator sell its shares in connection with a withdrawal from the DRIP, the DRIP administrator is authorized to deduct a $15 transaction fee plus a $0.10 per share brokerage commission from the proceeds.

May 9, 2024

The expenses of the dividend reinvestment plan are included in "other expenses" in the table above. Our common stockholders will ultimately bear indirectly the DRIP administrator's fees. For additional information, see "*Dividend Reinvestment Plan*."

(4) Net assets employed as the denominator for expense ratio computation is $1,176 million.

(5) Includes management fees paid by Kayne Anderson BDC Financing, LLC ("KABDCF") and Kayne Anderson BDC Financing II, LLC ("KABDCF II"), respectively.
Upon completion of this offering, the base management fee will be calculated at an annual rate of 1.00% of the fair market value of our investments including, in each case, assets purchased with borrowings under credit facilities and issuances of senior unsecured notes, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. See "*Management and Other Agreements — Investment Advisory Agreement — Base Management Fee.*"

(6) The Incentive Fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains. The table reflects each incentive fee calculated at a rate of 15.0%. See "*Management and Other Agreements — Investment Advisory Agreement — Payment of Incentive Fees.*" Amounts waived by the Advisor pursuant to the Fee Waiver Agreement are not subject to recoupment by the Advisor. See "*Management and Other Agreements — Investment Advisory Agreement.*"

(7) Interest payments on borrowed funds represents an estimate of our annualized interest expense based on borrowings under credit facilities and issuances of senior unsecured notes. The assumed weighted average interest rate outstanding under our credit facilities and senior unsecured notes was 8.81%. We also intend to further borrow under credit facilities and/or issue senior unsecured notes in the future in order to finance our investments and may issue preferred stock, subject to our compliance with applicable requirements under the 1940 Act.

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(8) "Other Expenses" includes estimated general and administrative expenses, professional fees and director fees and is based on amounts estimated for the current fiscal year. Includes expenses paid by KABDCF and KABCF II, respectively. See "*Management and Other Agreements — Investment Advisory Agreement; Administration Agreement.*"

(9) On March 6, 2024, the Company and the Advisor entered into the Fee Waiver Agreement, which shall become effective upon the closing of this offering and extends for at least 12 months from the closing of this offering. Pursuant to the Fee Waiver Agreement, the Advisor has waived its right to receive the base management fee at an annual rate of 0.25% for one year following the completion of this offering. The base management fee waiver pursuant to the Fee Waiver Agreement may only be terminated by the Board and may not be terminated by the Advisor. Amounts waived by the Advisor pursuant to the Fee Waiver Agreement will not be subject to recoupment by the Advisor.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our shares of common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. Offering expenses are included in the following example.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return resulting entirely from net realized capital gains[(1)]	$ 185	$ 392	$ 566	$ 893
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return resulting entirely from net investment income[(2)]	$ 169	$ 353	$ 514	$ 839

(1) Assumes no unrealized capital depreciation or realized capital losses and 5% annual return on our portfolio resulting entirely from net realized capital gains (and therefore subject to the capital gains incentive fee). Because our investment strategy involves investments that primarily generate current income, we believe that a 5% annual return resulting from realized capital gains is unlikely.

(2) The income based incentive fee is subject to a 6.00% hurdle. Accordingly, no incentive fee would be payable in this example.

May 9, 2024

Sales of substantial amounts of our shares of common stock in the public market may have an adverse effect on the market price of our shares of common stock.

Upon completion of this offering, we will have 71,116,459 shares of common stock outstanding (or 72,016,459 shares of common stock if the underwriters' exercise their overallotment option to purchase additional shares of common stock). The shares of common stock sold in the offering will be freely tradable without restriction or limitation under the Securities Act.

Any shares purchased in this offering or currently owned by our affiliates, as defined in the Securities Act, will be subject to the public information, manner of sale and volume limitations of Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding upon the completion of this offering will be "restricted securities" under the meaning of Rule 144 promulgated under the Securities Act and may only be sold if such sale is registered under the Securities Act or exempt from registration, including the exemption under Rule 144. See "*Shares Eligible For Future Sale*."

In addition, the shares owned by our current stockholders are subject to lock-up restrictions, as further described in "*Shares Eligible for Future Sale — Transfer and Resale Restrictions*" and "*Underwriters*."

Following this offering and the expiration of applicable lock-up periods, subject to applicable securities laws, sales of substantial amounts of our shares of common stock, or the perception that such sales could occur, could adversely affect the prevailing market prices for our shares of common stock. If this occurs, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so. We cannot predict what effect, if any, future sales of securities, or the availability of securities for future sales, will have on the market price of our shares of common stock prevailing from time to time.

Trading in our shares may be limited and our shares may trade below NAV.

We cannot assure you that a public trading market can be sustained. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies and BDCs frequently trade at a discount from their NAV. This characteristic of closed-end investment companies is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our shares of common stock will trade at, above or below NAV.

Certain provisions of the DGCL, our certificate of incorporation, bylaws, and actions of our Board could deter takeover attempts and have an adverse impact on the value of common stock.

The General Corporation Law of the State of Delaware, as amended (the "DGCL"), contains provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. Our certificate of incorporation and bylaws contain provisions that limit liability and provide for indemnification of our directors and officers. These provisions and others which we may adopt also may have the effect of deterring hostile takeovers or delaying changes in control or management. We are subject to Section 203 of the DGCL, the application of which is

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subject to any applicable requirements of the 1940 Act. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, either individually or together with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. Section 203 of the DGCL may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.

We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our certificate of incorporation that classify our Board in three classes serving staggered three-year terms, and provisions of our certificate of incorporation authorizing our Board to classify or reclassify shares of our

May 9, 2024

- the timing and amount of cash flows, distributions and dividends, if any, from the operations of the companies in which the Company invests;
- the ability to maintain qualification as a BDC and as a RIC under the Code;
- the use of borrowings under credit facilities and issuances of senior unsecured notes to finance a portion of the Company's investments;
- the adequacy, availability and pricing of financing sources and working capital for the Company;
- actual or potential conflicts of interest with the Advisor and its affiliates;
- contractual arrangements and relationships with third parties;
- the risk associated with an economic downturn, increased inflation, political instability, interest rate volatility, loss of key personnel, and the illiquid nature of investments of the Company; and
- the risks, uncertainties and other factors the Company identifies under "Risk Factors" and elsewhere in this prospectus.

Although we believe that the assumptions on which these forward-looking statements are based on are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These forward-looking statements apply only as of the date of this prospectus, and we have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. We assume no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protections provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Notwithstanding the foregoing, the Company understands it has a continuing obligation to update this prospectus during the offering period to reflect any material changes.

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USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $92,493,200, based on an offering price of $16.63 per share, after deducting the underwriting discounts and commissions paid by us and estimated offering expenses of approximately $1,300,000 payable by us. Such estimate is subject to change and no assurances can be given that actual expenses will not exceed such amount.

We intend to use the net proceeds from this offering to pay down some or all of our existing indebtedness outstanding under certain of our Credit Facilities, as described below. As of March 31, 2024, the amount of indebtedness outstanding under such Credit Facilities were as follows:

Corporate Credit Facility(1): $198 million,

Revolving Funding Facility(2): $319 million, and

Revolving Funding Facility II(3): $67 million.

See *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and "*Senior Securities*" for further information.

May 9, 2024

on April 2, 2024 ($269.9 million) with the proceeds used to repay payables for investments purchased in March in anticipation of the receipt of the final capital call; and

- the consolidated capitalization of the Company at March 31, 2024, on a pro forma as adjusted basis to reflect (i) the assumed sale of $99.8 million of our common stock in this offering (assuming no exercise of the underwriters' overallotment option to purchase additional shares) at an assumed public offering price of $16.63 per share after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $7.3 million payable by us, (ii) the payment of the $16.8 million income incentive fee payable upon the consummation of this offering and application of the net proceeds as discussed in more detail under "*Use of Proceeds.*"

You should read this table together with "*Use of Proceeds*" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

($ in thousands, except per share amounts)	March 31, 2024	As Adjusted(1)(2)(3)	As Adjusted for this Offering
Assets			
Total long-term investments, at fair value	$ 1,784,045	$ 1,784,045	$ 1,784,045
Total short-term investments, at fair value	$ 10,868	$ 10,868	$ 10,868
Cash and cash equivalents	$ 33,418	$ 33,418	$ 33,418
Receivable for principal payments on investments	$ 293	$ 293	$ 293
Interest receivable	$ 15,551	$ 15,551	$ 15,551
Prepaid expenses and other assets	$ 266	$ 266	$ 266
Total Assets	$ 1,844,441	$ 1,844,441	$ 1,844,441
Liabilities			
Total debt	$ 659,000	$ 735,711	$ 660,044
Unamortized debt issuance costs	$ (5,639)	$ (5,639)	$ (5,639)
Payable for investments purchased	$ 299,692	$ —	$ —
Capital payable	$ 29,025	$ —	$ —
Distributions payable	$ 19,516	$ —	$ —
Management fee payable	$ 3,522	$ 3,522	$ 3,522
Incentive fee payable	$ 16,826	$ 16,826	$ —
Accrued expenses and other liabilities	$ 10,942	$ 10,942	$ 10,942
Total Liabilities	$ 1,032,884	$ 761,362	$ 668,869
Net Assets			
Common stock $0.001 par value, 100,000,000 shares authorized; 48,789,228 shares issued and outstanding, actual; 65,116,459 shares issued and outstanding, as adjusted(3), 71,116,459 shares issued and outstanding, as adjusted for this offering	$ 49	$ 65	$ 71
Additional paid-in capital	$ 790,245	$ 1,061,751	$ 1,154,238
Total distributable earnings	$ 21,263	$ 21,263	$ 21,263
Total Net Assets	$ 811,557	$ 1,083,079	$ 1,175,572
Total Liabilities and Net Assets	$ 1,844,441	$ 1,844,441	$ 1,844,441
Net Asset Value Per Common Share	$ 16.63	$ 16.63	$ 16.53

May 9, 2024

(1) Does not include pipeline investments that may occur subsequent to March 31, 2024, but prior to this offering.
(2) Adjusted for capital drawdown that closed on April 2, 2024 of $269.9 million, at an issuance price per share of $16.63, with the proceeds used to repay payables for investments purchased in March in anticipation of the receipt of the final capital call.
(3) Adjusted for the dividend reinvestment payable on April 17, 2024.

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DILUTION

If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net asset value per share of common stock immediately after the completion of this offering. The net asset value per share is determined by dividing the value of (a) total assets minus liabilities by (b) the total number of shares outstanding.

After giving effect to the sale of shares of common stock to be sold in this offering at $16.63 per share, and the deduction of estimated offering expenses, our as-adjusted net asset value as of March 31, 2024 would be approximately $1,175,571,848, or $16.53 per share, representing an immediate dilution of $0.10 per share, or 0.6%, to shares sold in this offering. The following table assumes no exercise of the underwriters' overallotment option to purchase additional shares of common stock. If the underwriters' option to purchase additional shares is exercised in full, there would be an immediate dilution to the net asset value of $0.11 per share, or 0.7%, to the shares sold in this offering.

The following table illustrates the dilution to the shares on a per share basis (without exercise of the underwriters' overallotment option to purchase additional shares of common stock):

Initial public offering price per share	$	16.63
March 31, 2024 net asset value per share	$	16.63
Decrease attributable to this offering	$	(0.10)
As-adjusted net asset value per share immediately after this offering	$	16.53
Dilution per share to new stockholders participating in this offering	$	0.10

The following table sets forth information with respect to the shares prior to and following this offering:

	Shares		Total Consideration		Average Price Per Share
	Number	**%**	**Amount**	**%**	
Shares of common stock outstanding	65,116,459	~~%~~91.56%	$ 1,083,078,648	~~%~~91.56%	$ 16.63
Shares of common stock to be sold in this offering	6,000,000	~~%~~8.44%	$ 99,780,000	~~%~~8.44%	$ 16.63
Total	**71,116,459**	**100.0%**	**$ 1,182,858,648**	**100.0%**	

The as-adjusted net asset value upon completion of this offering is calculated as follows:

Numerator		
March 31, 2024 net asset value, as adjusted(1)(2)	$	1,083,078,648
Assumed proceeds from this offering (after deduction of sales load and offering expenses payable by us)	$	92,493,200
NAV upon completion of this offering	**$**	**1,175,571,848**
Denominator		
Shares of common stock outstanding		65,116,459

May 9, 2024

Shares of common stock included in this offering	6,000,000
Total shares outstanding upon completion of this offering	71,116,459

---

(1) Adjusted for capital drawdown closed on April 2, 2024 of $269.9 million, at an issuance price per share of $16.63, with the proceeds used to repay payables for investments purchased in March in anticipation of the receipt of the final capital call.

(2) Adjusted for the dividend reinvestment payable on April 17, 2024 in the amount of approximately $1.6 million.

(3) As of March 31, 2024, the Company's net asset value per share was $16.63.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with "Financial Highlights" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, which relate to future events or the future performance or financial condition of the Company and involves numerous risks and uncertainties. Please see "Risk Factors" and "Cautionary Notice Regarding Forward-Looking Statements" for a discussion of uncertainties, risk and assumptions associated with these statements.

Investment Objective, Principal Strategy and Investment Structure

Kayne Anderson BDC, Inc. was formed as a Delaware corporation that commenced operations on February 5, 2021. We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act, as amended. In addition, for U.S. federal income tax purposes, we intend to qualify, annually, as a RIC under Subchapter M of the Code.

Our investment activities are managed by our Advisor, an indirect controlled subsidiary of Kayne Anderson, and the Advisor operates within KAPC's line of business. The Advisor is an investment advisor registered with the SEC under the Advisers Act pursuant to the Investment Advisory Agreement between us and the Advisor. In accordance with the Advisers Act, our Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments, and monitoring our investments and portfolio companies on an ongoing basis. The Advisor benefits from the scale and resources of Kayne Anderson and specifically KAPC.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation. We intend to have nearly all of our debt investments in private middle market companies. We use "private" to refer to companies that are not traded on a securities exchange and define "middle market companies" as companies that, in general, generate between $10 million and $150 million of annual EBITDA. Further, we refer to companies that generate between $10 million and $50 million of annual EBITDA as "core middle market companies" and companies that generate between $50 million and $150 million of annual EBITDA as "upper middle market companies." We typically adjust EBITDA for non-recurring and/or normalizing items to assess the financial performance of our borrowers over time.

We intend to achieve our investment objective by investing primarily in first lien senior secured loans, with a secondary focus on unitranche and split-lien loans to private middle market companies. Under normal market conditions, we expect at least 90% of our portfolio (including investments purchased with proceeds from borrowings under credit facilities and issuances of senior unsecured notes) to be invested in first lien senior secured, unitranche and split-lien loans. We expect the remainder of our portfolio to be invested in second-lien loans, subordinated debt or equity securities (including those purchased in conjunction with other credit investments). Our investment decisions are made on a case-by-case basis. We expect that a majority of these debt investments will be made in core middle market companies and will have stated maturities of three to six years. We expect that the loans in which we principally invest will be to companies that are located in the United States. We determine the location of a company

May 9, 2024

We restrict access to non-public personal information about our stockholders to employees of our Advisor and its affiliates with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our stockholders.

Reporting Obligations

As a BDC, we make available on our website (*www.kaynebdc.com*) our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. Stockholders and the public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 and on the SEC's website at *www.sec.gov*. Information on the operation of the SEC's public reference room may be obtained by calling the SEC at (202) 551-8090 or (800) SEC-0330. The reference to our website and the SEC's website is an inactive textual reference only, and the information should not be considered a part of this prospectus.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Prior to this offering, we had 65,116,459 shares of common stock outstanding. Upon completion of this offering, 71,116,459 shares of our common stock will be issued and outstanding. If the underwriters exercise their overallotment option to purchase additional shares of common stock in full, 72,016,459 shares of common stock will be issued and outstanding immediately after the completion of this offering.

Rule 144

The 65,116,459 shares of common stock that were issued prior to the closing of this offering will be "restricted securities" under the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

Additionally, any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our beneficial interest or the average weekly trading volume of our shares of common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

May 9, 2024

Wells Fargo Securities, LLC	
RBC Capital Markets, LLC	
UBS Securities LLC	
Keefe, Bruyette & Woods, Inc.	
SMBC Nikko Securities America, Inc.	
Regions Securities LLC	
Academy Securities, Inc.	
Samuel A. Ramirez & Company, Inc.	
Total	6,000,000

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the review of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option to purchase additional shares of common stock described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' overallotment option to purchase up to an additional 900,000 shares of common stock.

	Price to Public	Sales load (underwriting discounts and commissions)(1)	Proceeds to us(2)
Per Share	$	$	$
Total	$	$	$

(1) Because the sales load is an expense of the Company, our common stockholders will bear indirectly the sales load of this offering, which as a result will immediately reduce the net asset value of each common share purchased in this offering. See "*Underwriters*" for a more completed description of underwriting compensation.

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(2) We estimate that we will incur offering expenses of approximately $1.3 million, or approximately $0.22 per share for the number of shares in this offering, in connection with this offering. Our common stockholders will bear indirectly the offering expenses of this offering, which as a result will immediately reduce the net asset value of each common share

May 9, 2024

purchased in this offering. For more information about such offering expenses, please see "Item 27. Other Expenses of Issuance and Distribution."

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.3 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $25,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on The New York Stock Exchange under the symbol "KBDC".

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of any two of Morgan Stanley & Co. LLC, BofA Securities, Inc., and Wells Fargo Securities, LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the restricted period (as defined below):

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;
- file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of any two of Morgan Stanley & Co. LLC, BofA Securities, Inc., and Wells Fargo Securities, LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

- the sale of shares of common stock to the underwriters;
- the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;
- transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of this offering, or transactions by any person other than us and our directors and certain of our officers relating to shares of common stock or other securities acquired in this offering; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;
- transfers of shares of common stock or any security convertible into common stock as a bona fide gift; provided that, (i) each donee or distributee enters into a lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, is required or made during the restricted period unless such filing indicates in the footnotes thereto that such transfer was made in connection with a bona fide gift or gifts;

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May 9, 2024

6,000,000 Shares

Kayne Anderson BDC, Inc.

Common Stock

Preliminary Prospectus

Joint Lead Book Running Managers

Morgan Stanley **BofA Securities** **Wells Fargo Securities** **RBC Capital Markets**

Joint Book Running Managers

UBS Investment Bank **Keefe, Bruyette & Woods**
A Stifel Company

Co-Managers

SMBC Nikko **Regions Securities LLC** **Academy Securities** **Ramirez & Co., Inc.**

, 2024

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PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements:

The following financial statements of Kayne Anderson BDC, Inc. are provided in Part A of this Registration Statement:

AUDITED FINANCIAL STATEMENTS	**Page**

May 9, 2024

(k)(5)	Senior Secured Revolving Credit Agreement[7]
(k)(6)	Loan and Security Agreement[7]

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Exhibit Number	Description of Exhibits
(k)(7)	First Amendment to Loan and Security Agreement, dated November 17, 2022, by and between KA Credit Advisors, LLC, as collateral manager, Kayne Anderson BDC Financing, LLC, as borrower, certain lenders thereto, administrative agent for the lenders, and collateral agent for the lenders[8]
(k)(8)	Second Amendment to Loan and Security Agreement, dated June 29, 2023, by and between KA Credit Advisors, LLC, as collateral manager, Kayne Anderson BDC Financing, LLC, as borrower, certain lenders thereto, administrative agent for the lenders, and collateral agent for the lenders[9]
(k)(9)	Loan and Security Agreement, dated December 22, 2023, by and between KA Credit Advisors, LLC, as portfolio manager, Kayne Anderson BDC Financing II, LLC, as borrower, certain lenders thereto, collateral administrator for the lenders, collateral agent for the lenders, securities intermediary party, and administrative agent for the lenders[10]
(k)(10)	Notes Purchase Agreement, dated June 29, 2023, by and among the Company and the Purchasers party thereto[9]
(k)(11)	Third Amendment to Loan and Security Agreement, dated April 3, 2024, by and between KA Credit Advisors, LLC, as collateral manager, Kayne Anderson BDC Financing, LLC, as borrower, certain lenders thereto, administrative agent for the lenders, and collateral agent for the lenders.[11]
(l)	~~Opinion and Consent of Paul Hastings LLP**~~Opinion and Consent of Paul Hastings LLP*
(m)	Not applicable.
(n)(1)	Consent of PricewaterhouseCoopers, LLP*
(n)(2)	Report of PricewaterhouseCoopers, LLP, Independent Registered Accounting Firm, with respect to the "Senior Securities" table.**~~*~~
(n)(3)	~~Power of Attorney.*~~Power of Attorney.***
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics[2]
(r)(2)	Code of Ethics as amended March 1, 2021[1]
(r)(2)	Supplemental Antifraud Code of Ethics for Principal Officers and Senior Financial Officers[1]
(s)	~~Calculation of Filing Fees Tables***~~Calculation of Filing Fees Tables*

---

(1) Incorporated by reference from the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 13, 2023.

(2) Incorporated by reference from the Company's Amendment No. 2 to Form 10, as filed with the Securities and Exchange Commission on November 9, 2020.

(3) Incorporated by reference from the Company's Form 8-K, as filed with the Securities and Exchange Commission on February 9, 2021.

(4) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 15, 2022.

(5) Incorporated by reference from the Company's Form 8-K, as filed with the Securities and Exchange Commission on January 6, 2023.

(6) Incorporated by reference from the Company's Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2024.

May 9, 2024

(7) Incorporated by reference from the Company's Form 8-K, as filed with the Securities and Exchange Commission on February 25, 2022.
(8) Incorporated by reference from the Company's Form 8-K, as filed with the Securities and Exchange Commission on November 22, 2022.
(9) Incorporated by reference from the Company's Form 8-K, as filed with the Securities and Exchange Commission on July 5, 2023.
(10) Incorporated by reference from the Company's Form 8-K, as filed with the Securities and Exchange Commission on December 29, 2023.
(11) Incorporated by reference from the Company's Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2024.
(12) Incorporated by reference from the Company's Registration Statement on Form N-2 filed on April 1, 2024.
* Filed herewith.
~~** To be filed by amendment.~~
** Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-278414) filed with the Securities and Exchange Commission on April 1, 2024.
*** Previously filed as an exhibit to the Company's Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-278414) filed with the Securities and Exchange Commission on ~~April 1~~May 9, 2024.

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Item 26. Marketing Arrangements

The information contained under the heading "Underwriters" in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Securities and Exchange Commission fees	$	~~*~~16,969
New York Stock Exchange listing fee	$	~~*~~25,000
FINRA filing fee	$	~~*~~17,712
Accounting fees and expenses(1)	$	~~*~~125,000
Legal fees and expenses(1)	$	~~*~~815,000
Printing expenses(1)	$	~~*~~25,000
Miscellaneous(1)	$	~~*~~275,319
Total	$	~~*~~1,300,000

* To be filed by amendment.
(1) These amounts are estimates.

All of the expenses set forth shall be borne by the Registrant. Because these are expenses of the Company, our common stockholders will bear indirectly the sales load of this offering, which as a result will immediately reduce the net asset value of each common share purchased in this offering.

Item 28. Persons Controlled by or Under Common Control

The information contained under the headings "The Company," "Management" and "Control Persons and Principal Stockholders" in this registration statement is incorporated herein by reference.

The following table sets forth the Company's consolidated subsidiaries.

Name	Jurisdiction

May 9, 2024

5. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

C-5

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas, on the ~~9th~~[13]th day of May 2024.

Kayne Anderson BDC, Inc.

By: /s/ Douglas L. Goodwillie
Douglas L. Goodwillie
Co-Chief Executive Officer

By: /s/ Kenneth B. Leonard
Kenneth B. Leonard
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Douglas L. Goodwillie Douglas L. Goodwillie	Co-Chief Executive Officer; Principal Executive Officer	May ~~9~~[13], 2024
/s/ Kenneth B. Leonard Kenneth B. Leonard	Co-Chief Executive Officer; Principal Executive Officer	May ~~9~~[13], 2024
/s/ Terry A. Hart	Chief Financial Officer;	May ~~9~~[13], 2024

May 9, 2024

Terry A. Hart	Principal Accounting and Financial Officer	
/s/ Mariel A. Joliet Mariel A. Joliet	Director	May ~~9~~[13], 2024
/s/ George E. Marucci, Jr. George E. Marucci, Jr.	Director	May ~~9~~[13], 2024
/s/ Susan C. Schnabel Susan C. Schnabel	Director	May ~~9~~[13], 2024
/s/ Rhonda S. Smith Rhonda S. Smith	Director	May ~~9~~[13], 2024
/s/ Albert (Al) Rabil III Albert (Al) Rabil III	Director	May ~~9~~[13], 2024
/s/ James (Jim) Robo James (Jim) Robo	Director	May ~~9~~[13], 2024
/s/ Terrence J. Quinn Terrence J. Quinn	Director	May ~~9~~[13], 2024
*By: /s/ R. William Burns R. William Burns	Attorney-in-Fact (Pursuant to Powers of Attorney filed herewith)	May ~~9~~[13], 2024

C-6

May 9, 2024

Exhibit (l)

PAUL
HASTINGS

May 13, 2024

Kayne Anderson BDC, Inc.
717 Texas Avenue, Suite 2200
Houston, TX 77002

Re: Registration Statement on Form N-2

Ladies and Gentlemen:

We have acted as counsel to Kayne Anderson BDC, Inc., a Delaware corporation (the "***Company***"), in connection with the preparation and filing with the U.S. Securities and Exchange Commission (the "***Commission***"), pursuant to the Securities Act of 1933, as amended (the "***Securities Act***"), of the Registration Statement on Form N-2 (File No. 333-278414) of the Company (as amended through the date hereof and including all exhibits thereto, the "***Registration Statement***"), including a related prospectus filed with the Registration Statement (the "***Prospectus***") relating to the proposed underwritten public offering (the "***Offering***") of up to an aggregate of 6,900,000 shares of the Company's common stock, $0.001 par value per share (the "***Common Stock***"), which includes up to 900,000 shares of Common Stock that may be sold by the Company upon exercise of the option to purchase additional shares granted to the underwriters of the Offering (collectively, the "***Shares***"). The Shares are to be sold to the several underwriters for resale to the public as described in the Registration Statement and pursuant to the underwriting agreement referred to in the Registration Statement (the "***Underwriting Agreement***").

In connection with this opinion, we have examined and relied upon the Registration Statement, the Prospectus, the Underwriting Agreement, the Company's Certificate of Incorporation, and the Company's Amended and Restated Bylaws, as amended, each as currently in effect, and the originals or copies, certified or otherwise identified to our satisfaction, of such documents, resolutions, certificates and other instruments of the Company and corporate records furnished to us by the Company, and have reviewed certificates of public officials, statutes, records and such other instruments and documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not independently verified such matters. We have assumed the genuineness and authenticity of all documents submitted to us as originals, and the conformity to originals of all documents submitted to us as copies thereof.

Our opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated. Our opinion herein is expressed solely with respect to the federal laws of the United States and the General Corporation Law of the State of Delaware. We are not rendering any opinion as to compliance with any federal or state antifraud law, rule or regulation relating to securities, or to the sale or issuance thereof. Our opinion is based on these laws as in effect on the date hereof, and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein. We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof.

Paul Hastings LLP | 600 Travis Street | 58th Floor | Houston, TX 77002
t: +1.713.860.7300 | www.paulhastings.com

May 9, 2024